SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                                   Serono S.A.
                         -------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                            -------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                         -------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F ____

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ____


     (Indicate by check mark if the registrant is submitting the Form 6-K in
    paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ____  No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                              [GRAPHIC OMMITTED]
                                                                          Serono
PRESS RELEASE


FOR  IMMEDIATE  RELEASE
-----------------------



              SERONO WELCOMES POSITIVE RATINGS FROM CREDIT AGENCIES

CREDIT RATINGS FROM MOODY'S AND STANDARD & POOR'S CONFIRM UNDERLYING STRENGTH AND POSITIVE BUSINESS PROSPECTS.



GENEVA, SWITZERLAND, JULY 13, 2005 - Serono (virt-x:SEO and NYSE: SRA), the third largest biotechnology company in the world, today announced that it had received credit ratings of A3 from Moody's and A- from Standard & Poor's, both with a stable outlook.

"These positive credit ratings are an excellent reflection of our position in the top tier of biotech companies and clearly demonstrate our low risk profile," comments Stuart Grant, Chief Financial Officer, Serono. "We've achieved this result through our sound financial management, the underlying strength of the business and our clear strategic direction for the company."

According to both Moody's and Standard & Poor's, these ratings reflect their confidence in the strength of Serono's solid and focussed portfolio of biotech brands in its major therapeutic areas. The company also demonstrated good patent protection and limited risk from biosimilars, along with a good track record of generating royalty and licence income. Both agencies confirmed Serono's solid cash generation, conservative financial guidelines, and stable majority shareholder base.


                                       ###


Note to Editors: Serono will report its Q2 results on 19 July 2005, 4.01pm, Eastern Time


                                       ###


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FOR SERONO
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.



ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR  MORE  INFORMATION,  PLEASE  CONTACT:

   CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
   Tel:  +41 22 739 36 00      Tel:  +41 22 739 36 01
   Fax:  +41 22 739 30 85      Fax:  +41 22 739 30 22
   http://www.serono.com       Reuters: SEO.VX / SRA.N
   ---------------------       Bloomberg: SEO VX / SRA US

   MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
   Tel:  +1 781 681 2340       Tel:  +1 781 681 2552
   Fax:  +1 781 681 2935       Fax:  +1 781 681 2912
   http://www.seronousa.com
   ------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SERONO S.A.
                                           a Swiss corporation
                                           (Registrant)



July 13, 2005                      By:     /s/ Stuart Grant
                                           --------------------------------
                                           Name:  Stuart Grant
                                           Title: Chief Financial Officer